UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 30, 2026, Vertical Aerospace Ltd. (the “Company”) entered into an agreement in principle pursuant to a non-binding termsheet in respect of a comprehensive financing package comprising:

•	A senior secured convertible notes facility, to be provided by Mudrick Capital Management, L.P. (“Mudrick Capital”), of up to $50 million of additional notes (the “additional notes”), to be issued in increments of up to $5 million each month, at the Company’s option, over the next twelve months, issuable pursuant to the indenture dated December 16, 2021, between the Company and U.S. Bank Trust Company, National Association, as trustee and collateral agent (“U.S. Bank”) (as amended and supplemented, the “Indenture”), as to be agreed between the Company and Mudrick Capital pursuant to a separate securities purchase agreement (the “Securities Purchase Agreement”). Each issuance will be subject to various customary conditions, as will be specified in the Securities Purchase Agreement, including the Company having $50 million in liquidity and being solvent and able to pay its debts for the following four months after such issuance. Pursuant to the terms of the Securities Purchase Agreement, during the first year under the facility, Mudrick Capital agrees to permit the Company to repurchase the additional notes in a privately negotiated repurchase which shall include any applicable repurchase multiplier. In addition, pursuant to the terms of the Securities Purchase Agreement, Mudrick Capital agrees to not convert any of the additional notes once the Company has exercised its repurchase right for such notes described in the preceding sentence. Pursuant to a Third Supplemental Indenture, to be entered into between the Company and U.S. Bank, the maturity date of the senior secured convertible notes under the Indenture will be extended to December 2030, with a corresponding extension to the Fundamental Change Redemption Multiplier and Redemption Multiplier step-down profiles.

•	A convertible preferred equity facility, to be provided by Yorkville Advisors Global, LP (“Yorkville”), of up to $250 million of preferred shares (the “preferred shares”), to be issued in increments of up to $25 million tranches at 96% of face value no less than 60 days apart, for a two-year term, subject to existing consent rights. The preferred shares will carry voting rights on an as converted basis (subject to a 4.99% benefical ownership limitation) and rank senior to common shares upon liquidation, but junior to the existing and additional senior secured convertible notes under the Indenture. The Company will be subject to certain restrictions, including with respect to the issuance of variable rate instruments other than, subject to certain standstills, the equity line of credit (described below) and the Company’s “at the market” share issuance program pursuant to the open market sale agreement, dated September 5, 2025, as amended, between the Company and Jefferies LLC.

The preferred shares are convertible by Yorkville, at any time, into the Company’s ordinary shares at a share price determined at individual tranche issuance and conversion dates.

The Company shall be granted redemption rights in respect of the preferred shares, subject to certain conditions.

The preferred shares will not be entitled to any dividend payments at the time of issuance. Upon the occurrence and continuation of any trigger event, the preferred shares will accrue PIK at an annualized rate of 18%.

•	An equity line of credit for ordinary shares, provided by Yorkville Advisors Global, LP, of up to $500 million, over a three year term at a purchase price equal to 97% of the same day volume weighted average price.

The Company intends to use the proceeds received under the financing package to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

The agreement in principle is non-binding and remains subject to the negotiation and execution of definitive agreements, completion of due diligence and satisfaction of various other conditions. There can be no assurance that the parties will enter into definitive agreements or that any transaction will be consummated on the terms currently contemplated, or at all.

Any descriptions of the terms of the proposed facilities contained herein or in the termsheet are summaries only, are non-binding and are subject in all respects to the negotiation, execution and delivery of definitive documentation and the satisfaction of any conditions precedent set forth therein. The terms of the proposed facilities remain subject to the provisions of the Indenture, including its covenants.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated benefits and terms of the financing package described herein, the expected timing of execution of definitive documentation, the Company's anticipated use of proceeds, statements regarding the Company's path to and expected timing of certification milestones including transition flight of the Valo aircraft, the Company's strategy to access capital in a capital-efficient and minimally dilutive manner, statements regarding anticipated improvements in the Company's equity valuation, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. The term sheet described herein is non-binding, and there can be no assurance that definitive documentation will be executed on the terms described or at all. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: negotiation, execution and delivery of definitive documentation for the facilities described herein upon the terms summarized herein, or at all, our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207 and File No. 333-292448) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: March 30, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer